July 13, 2018

Jeffrey N. Simmons
President and Chief Executive Officer
Elanco Animal Health Inc.
2500 Innovation Way
Greenfield, Indiana 46140

       Re: Elanco Animal Health Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 29, 2018
           CIK No. 0001739104

Dear Mr. Simmons:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Amendment on Form S-1 Submitted June 29, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 80

1. We note your response to our prior comment six and the updated disclosure on page 80.
       Please also disclose in the filing the fact that you intend to indefinitely reinvest foreign earnings for continued used in your foreign operations, as disclosed on page F-28.
 Jeffrey N. Simmons
Elanco Animal Health Inc.
July 13, 2018
Page 2
Note 2 - Summary of Significant Accounting Policies, page F-9

2. We note your response to prior comment nine and the updated critical accounting policy disclosure on page 84. Please also include the roll forward of the revenue incentives liability in the notes to the financial statements, similar to what you provided in your response.
Note 4   Acquisitions, page F-12

3. We note your response to prior comment ten and the updated disclosure on page F-14.
      Please revise to present your purchase price allocation based on the total consideration transferred instead of total cash paid.
Note 15 - Geographic and Product Information, page F-37

4. We note your response to prior comment twelve. Please revise to provide disclosure, consistent with your response and pursuant to the guidance in ASC 280-10-50-21a that:
        Discusses why you operate in one segment and use consolidated information to manage your operations; and
        Discusses how your chief operating decision maker uses consolidated information to assess performance and allocate resources.
       You may contact Sisi Cheng at 202-551-5004 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameJeffrey N. Simmons
                                                            Division of
Corporation Finance
Comapany NameElanco Animal Health Inc.
                                                            Office of
Healthcare & Insurance
July 13, 2018 Page 2
cc:       Corey R. Chivers - Weil, Gotshal & Manges LLP
FirstName LastName